



Jim Iversen · 2nd
Chief Executive Officer

Huntington Station, New York, United States · **Contact info**

500+ connections

 Sen-Jam Pharmaceutical

NJIT

Experience



CEO/COO
Sen-Jam Pharmaceutical
Jun 2016 – Present · 5 yrs 7 mos
Huntington, NY

Reimagining Healthcare through Innovation!

Sen-Jam is a catalyst for change. Our goal is to create value by finding novel Pharmaceutical solutions for large, unmet needs while forging licensing agreements and/or sale of our products to like-minded agents of positive change – companies and innovators that want to make the world a better place. We are currently collaborating with several great partners and welcome conversations to explore possibilities with new ones.

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CEO
JMI Capital Group LLC
Aug 2010 – Present · 11 yrs 5 mos
Greater New York City Area

The JMI Capital Group works with individuals and executive teams to create alignment between individual skill sets and company goals. When executive team alignment is realized, leadership becomes a driving force for achieving common goals, creating job satisfaction, and enhancing shareholder value. JMI Capital Group is recognized for its engagement \ ...see more



Chairman of the Board
M&I Strategic Partners
Jun 2010 – Mar 2019 · 8 yrs 10 mos
Houston, Tx

M&I Strategic Partners is a holding company of businesses that provide software solutions for improving distribution. M&I Strategic Partners acquired AL Systems, a provider of integrated software solutions that improve the flow of merchandise through distribution centers, and Mincron Software Solutions, a provider Enterprise Resource Planning and Warehou ...see more



Strategic Advisor/Board Member
W&H Systems
Nov 2012 – Nov 2015 · 3 yrs 1 mo
Carlstadt, NJ



President & CEO
Northern Reliability
Jun 2013 – Feb 2014 · 9 mos
Waitsfield, Vt

Northern Reliability specializes in the Design & Build of On-Grid and Off-Grid Distributed

Generation Solutions. Became involved in the company shortly after a Capital raise. Focused on Strategic Direction, Tactical Execution, Organization, and Operating & Financial Controls.

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Education



NJIT
BS Engineering, Mechanical Engineering, Computer Science



NYU
Systems Analysis, Investment Banking



Columbia University - Columbia Business School
Various courses in leadership, finance, strategy, and mergers & acquisitions

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